

# 2022 Financial Statements



## CONVESIO, INC
## BALANCE SHEETS (UNAUDITED) AS OF DECEMBER 31, 2022

| | 2022 | 2021 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Bank Accounts (Bank of America) | $2,552,838.42 | $2,206,598.58 |
| Accounts Receivable | $23,425.50 | $14,257.00 |
| Equity Funds Receivable | $0.00 | $0.00 |
| Total Receivables | $23,425.50 | $14,257.00 |
| Other Current Asset | | |
| Prepayments | $39,941.97 | |
| Total Current Assets | $2,658,891.89 | $2,220,855.58 |
| **Fixed Assets** | | |
| Computer Hardware & Software | $9,894.06 | $6,222.47 |
| Total Fixed Assets | $9,894.06 | $6,222.47 |
| Less: Accumulated Depreciation | ($4,616.84) | ($2,470.80) |
| Net Fixed Assets | $5,277.22 | $3,751.67 |
| **TOTAL ASSETS** | $2,621,483.11 | $2,224,607.25 |
| **LIABILITIES & STOCKHOLDERS EQUITY** | | |
| **Current Liabilities** | | |
| Accounts Payable | $90,518.30 | $104,802.39 |
| Processing Fees Payable | $793.01 | $465.73 |
| SBA PPP forgivable Loan Payable | | $0.00 |
| Total Current Liabilities | $91,311.31 | $105,268.12 |
| **Stockholders Equity** | | |
| Common stock $0.00001 par value 10,000,000 shares authorized 204,500 and 6,610,000. 6,814,500 shares issued, outstanding and vested each as of December 31, 2022 & 2021 respectively. | $68.14 | $66.10 |
| Retained Earnings (Deficit) | ($2,322,837.13) | ($1,236,849.09) |
| Capital Phase II | $750,000.00 | $750,000.00 |
| Capital Phase III & IV | $5,000,000.00 | $2,500,000.00 |
| Additional Paid In Capital | $1,192,110.16 | $1,192,110.16 |
| Net Income | ($2,089,169.37) | ($1,085,988.04) |
| Total Stockholders Equity | $2,530,171.80 | $2,119,339.13 |
| **TOTAL LIABILITIES & STOCKHOLDERS EQUITY** | $2,621,483.11 | $2,224,607.25 |

See accompanying notes, which are an integral part of these financial statements



**CONVESIO, INC**
**STATEMENTS OF OPERATIONS (UNAUDITED)**
**For the years ended December 31, 2022 and December 31, 2021**

|  | 2022 | 2021 |
|---|---|---|
| Sales | $754,032.52 | $670,327.83 |
| Less Refunds | $0.00 | $0.00 |
| Sales (net) | $754,032.52 | $670,327.83 |
|  |  |  |
| Cost of Goods Sold |  |  |
| Salaries, Wages & Benefits | $183,143.94 | $106,938.45 |
| Contractors | $155,601.28 | $256,760.62 |
| Server Fees/Infrastructure | $1,084,703.93 | $545,250.48 |
| Other Expenses | $0.00 | $5,858.14 |
| Processing Fees | $22,326.51 | $18,086.98 |
| Software | $10,184.17 | $33,686.50 |
| Total Cost of Goods Sold | $1,455,959.83 | $966,581.17 |
|  |  |  |
| Gross Profit | ($701,927.31) | ($296,253.34) |
|  |  |  |
| Operating Expenses |  |  |
| Advertising | $177,476.39 | $43,939.73 |
| Bank Fees | $1,107.42 | $1,317.25 |
| Depreciation Expense | $2,146.04 | $1,411.73 |
| Education & Travel | $0.00 | $0.00 |
| Equipment Expense | $299.61 | $0.00 |
| Insurance | $2,897.30 | $3,275.54 |
| Legal, Accounting, & Administrative | $13,084.94 | $24,671.29 |
| Software | $60,474.33 | $26,077.82 |
| Professional Development & Membership Fees | $30,678.87 | $34,181.00 |
| Salaries, Wages & Benefits | $994,564.76 | $605,984.54 |
| Sales & Marketing | $81,531.42 | $48,514.27 |
| Travel/Meals/Entertainment | $24,068.60 | $361.53 |
| Total Operating Expenses | $1,388,329.68 | $789,734.70 |
|  |  |  |
| Loss From Operations | ($2,090,256.99) | ($1,085,988.04) |
|  |  |  |
| Other Income | $1,087.62 | $0.00 |
| Other Expense | $0.00 | $0.00 |
| Net Other Income | $1,087.62 | $0.00 |
| Income Before Income Taxes | ($2,089,169.37) | ($1,085,988.04) |
|  |  |  |
| Provision for (Benefit from) Income Tax | $0.00 | $0.00 |
|  |  |  |
| **Net Loss** | **($2,089,169.37)** | **($1,085,988.04)** |

See accompanying notes, which are an integral
part of these financial statements



## CONVESIO, INC
## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (UNAUDITED)

| | Common Stock | | Additional Paid In Capital | Restricted Capital | REG D Phase II | REG D Phase III | Accumulated Deficit | Total Stockholders Equity |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Number Of Shares | Amount | | | | | | |
| Balance at December 31, 2019 | 6,575,000 | $65.75 | $825,930.25 | $ 473,901.00 | $ – | | ($459,174.03) | $840,722.97 |
| Issuance of Common Stock | 35,000 | $0.35 | $0.00 | $0.00 | | | $0.00 | $0.35 |
| Reg D Capital 4/30/2020 | | | $366,179.91 | | | | | $366,179.91 |
| Capital Phase II 4/30/2020 | | | | | $300,000.00 | | | $300,000.00 |
| Capital Phase II 12/31/2020 | | | | | $350,000.00 | | | $350,000.00 |
| Conversion to Paid In Capital | | | | ($473,901.00) | | | | ($473,901.00) |
| Net Income | | | | | | | ($777,675.06) | ($777,675.06) |
| Balance at December 31, 2020 | 6,610,000 | $66.10 | $1,192,110.16 | $0.00 | $650,000.00 | $0.00 | ($1,236,849.09) | $605,327.17 |
| Issuance of Common Stock | | | | | | | | |
| Capital Phase II 1/20/2021 | | | | | $100,000.00 | | | $100,000.00 |
| Capital Phase III 9/17/2021 | | | | | | $500,000.00 | | $500,000.00 |
| Capital Phase III 12/7/2021 | | | | | | $2,000,000.00 | | $2,000,000.00 |
| Conversion to Paid In Capital | | | | | | | | |
| Net Income | | | | | | | ($1,085,988.04) | ($1,085,988.04) |
| Balance at December 31, 2021 | 6,610,000 | $66.10 | $1,192,110.16 | $0.00 $ | $750,000.00 | $2,500,000.00 | ($2,322,837.13) | $2,119,339.13 |

See accompanying notes, which are an integral part of these financial statements

| | Common Stock | | Additional Paid In Capital | Restricted Capital | REG D Phase II | REG D Phase III | Accumulated Deficit | Total Stockholders Equity |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Issuance of Common Stock | 204,500 | $2.04 | | | | | | $2.04 |
| 6/15/2022 | | | | | | $1,250,000.00 | | $1,250,000.00 |
| 6/21/2022 | | | | | | $750,000.00 | | $750,000.00 |
| 6/23/2022 | | | | | | $500,000.00 | | $500,000.00 |
| Conversion to Paid In Capital | | | | | | | | |
| Net Income | | | | | | | ($2,089,169.37) | ($2,089,169.37) |
| **Balance at December 31, 2022** | 6,814,500 | $68.14 | $1,192,110.16 | $0.00 | $750,000.00 | $5,000,000.00 | ($4,412,006.50) | $2,530,171.80 |



# CONVESIO, INC
## STATEMENTS OF CASH FLOWS (UNAUDITED)
### For the year ended December 31, 2022 and December 31, 2021

|  | 2022 | 2021 |
|---|---|---|
| **Cash Flows from Operating Activities** |  |  |
| Net Loss | ($2,089,169.37) | ($1,085,988.04) |
| Changes due to increase in Accounts Receivable | ($9,168.50) | ($136.00) |
| Changes due to increase of Prepayments | ($39,941.97) | $0.00 |
| Changes due to increase in Fixed Assets | ($3,671.59) | ($2,320.55) |
| Depreciation | $2,146.04 | $1,411.73 |
| Changes due to increase (decrease) in Accounts Payable | ($14,284.09) | $53,238.09 |
| Changes due to increase in Processing Fees Payable | $327.28 | $465.73 |
| Changes due to increase (decrease) in PPP Loan Payable | $0.00 | ($74,700.00) |
| Net Cash Used in Operating Activities | ($2,153,762.20) | ($1,108,029.04) |
|  |  |  |
| **Cash Flows from Financing Activities** |  |  |
| Capital Contributions | $2,500,002.04 | $2,600,000.00 |
| Net Cash Provided from Additional Capital Contribution | $2,500,002.04 | $2,600,000.00 |
|  |  |  |
| Net Change In Cash | $346,239.84 | $1,491,970.96 |
|  |  |  |
| Cash at Beginning of Period | $2,206,598.58 | $714,627.62 |
| Cash at End of Period | $2,552,838.42 | $2,206,598.58 |

See accompanying notes, which are an integral
part of these financial statements



# CONVESIO, INC
## Notes to Financial Statements

**1 Summary of Significant Accounting Policies:**

**Nature of Business**:  Convesio, Inc. (the "Company") was founded on February 12, 2018 in Delaware with the intent of operating a hosting platform as a self-healing, auto scaling, platform-as-a-service, for creating and managing WordPress websites.

**Management's Plans:**  The Company's strategic plan for 2023 and beyond is to focus on expanding the current markets through sales, marketing, and brand awareness. In addition, the Company will continue to invest in product development, customer support, and infrastructure.  The Company believes it is well positioned to execute its growth plan and continue as a going concern for a reasonable period of time.

**Basis of Accounting:**  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

**Accounts Receivable**:   The Company's receivables as of December 31, 2022 include funds due from the primary credit card processor (Stripe) as well as funds due from Convesio customers.

**Fixed Assets:** Fixed assets are recorded at cost when purchased.  Depreciation is recorded for fixed assets using the straight-line method over the estimated useful lives of assets. It is the intent of management to utilize shared systems and processes rather that investing valuable capital into tangible fixed assets.

**2 Going Concern:**  The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated sufficient revenues or profits.  Management has evaluated these conditions and plans to generate revenue and capital as needed to satisfy its capital needs.

The Company's ability to continue is a going concern and is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such resources to produce operating profits.

3 **Stockholders Equity:** Pursuant to its Articles of Incorporation, the Company is authorized to issue up to 10,000,000 shares of common stock at a par value of $0.00001 per share. Each share of common stock entitles the holder to one vote.  During 2022, an additional 204,500 shares were issued, resulting in total outstanding and issued shares of 6,814,500.